UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number 1-2402

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Hormel Foods Corporation Tax Deferred Investment Plan A

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Hormel Foods Corporation 1 Hormel Place Austin, MN 55912 507-437-5611

Hormel Foods Corporation
Tax Deferred Investment Plan A

Financial Statements and Supplemental Schedules

Years Ended December 31, 2025 and 2024

Report of Independent Registered Public Accounting Firm

To the Plan Participants and the Plan Administrator of
Hormel Foods Corporation Tax Deferred Investment Plan A

Opinion on the Financial Statements
We have audited the accompanying statements of net assets available for benefits of Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2025 and 2024, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Schedule Required by ERISA

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2025 (referred to as the “supplemental schedule”), has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

We have served as the Plan’s auditor since 1986.

Minneapolis, Minnesota

June 9, 2026

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Net Assets Available for Benefits

	December 31, 2025	December 31, 2024
Assets
Investments:
Investments at fair value	$1,129,916,019	$1,010,891,933
Investments at contract value	127,526,254	132,943,423
Total investments	1,257,442,273	1,143,835,356
Receivables:
Contributions from employer	1,497,730	1,654,630
Contributions from participants	884,448	854,283
Promissory notes from participants	14,818,853	13,583,902
Interest and dividend income	670,478	695,104
Total receivables	17,871,509	16,787,919
Net assets available for benefits	$1,275,313,782	$1,160,623,275

See accompanying notes to the financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31, 2025	Year Ended December 31, 2024
Additions:
Contributions from employer	$20,869,531	$20,692,822
Contributions from participants	48,219,670	47,299,719
Employee rollover	2,826,755	3,014,045
Interest and dividend income	8,229,906	8,526,091
Interest income – promissory notes receivable	1,263,887	1,092,463
Total additions	81,409,749	80,625,140

Deductions:
Distributions	112,055,589	118,861,012
Administrative expenses	402,428	432,905
Total deductions	112,458,017	119,293,917

Net realized and unrealized appreciation in fair value of investments	145,738,775	116,171,476
Net additions (deductions)	114,690,507	77,502,699
Net assets available for benefits at beginning of period	1,160,623,275	1,083,120,575
Net assets available for benefits at end of period	$1,275,313,782	$1,160,623,275

See accompanying notes to the financial statements.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Notes to the Financial Statements

December 31, 2025
1. Description of the Plan
The following description of the Hormel Foods Corporation Tax Deferred Investment Plan A (the Plan) provides only general information. Participants should refer to the plan document or summary plan description for a more complete description of the Plan’s provisions.
General - The Plan is a defined contribution plan covering certain employees of Hormel Foods Corporation (the Company or the Sponsor) and eligible subsidiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).
Eligibility - Employees in recognized employment, as defined by the Plan, become participants immediately.
Contributions - Employees who elect to contribute to the Plan can authorize a deduction of 1% to 50% of their pre-tax and/or after tax compensation, subject to Internal Revenue Service (IRS) limitations. Eligible employees who have not enrolled shall be deemed to have automatically elected to contribute 5% of their pre-tax compensation to the Plan through payroll deductions. Participants automatically enrolled will have their contribution percentage increased by 1% each year up to a maximum of 15% of eligible compensation. Participants receive advance notice of their right to elect out of both of these automatic plan features and are permitted to stop or change either feature at any time.
The Company provides a matching contribution of 100% of the first 3% plus 50% of the next 2% of each participant’s eligible compensation deferred to the Plan.
Certain eligible participants receive an employer discretionary award according to the terms of the Plan.
Participant Accounts - Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contributions, the employer’s contributions, and an allocation of the earnings and losses for the participant’s selected investment funds. The participant’s account is charged with an allocation of administrative expenses if the employer does not pay those expenses from its own assets. Allocations are based on account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments - Contributions to the Plan are invested in one or more investment funds at the option of the participant. The Plan contains a diversified selection of funds intended to satisfy Section 404(c) of ERISA. Participants may also invest in self-directed brokerage accounts.
Vesting - Participant and employer matching contributions are fully vested immediately. Participants are fully vested after three years of vesting service for employer discretionary contributions.
Payment of Benefits - Benefits are payable upon termination of service due to death, disability, termination, or retirement. Participants may elect to receive the vested interest of their accounts in the form of a lump sum, annuity, partial payments, or installments. Complete details of payment provisions are described in a summary plan description, available from the Sponsor.
Forfeitures and Unallocated Assets - Forfeited balances of terminated participants’ non-vested accounts are used to reduce future employer contributions or plan administrative expenses. Forfeitures used to reduce employer contributions and plan administrative expenses for the years ended December 31, 2025 and December 31, 2024, totaled $5,275 and $79,904, respectively. Forfeited accounts and unallocated assets (e.g. loan repayments, rollovers) as of December 31, 2025 and December 31, 2024 were $278,541 and $132,862, respectively.
Notes Receivable from Participants - Participants may borrow from their accounts a minimum of $500 up to a maximum of the lesser of $50,000 or 50% of their vested account balances. Loan terms range from one year to five years or up to 15 years for the purchase of a primary residence. The interest rate is 2% over the prime rate of interest published in The Wall Street Journal on the date the loan is granted or, if the loan is for a primary residence, on the date the loan is requested. The loans are secured by the balance in the participant’s account. Participants are required to make repayments of principal and interest through payroll deductions. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.
Plan Termination - The employer may, at its sole discretion, discontinue contributions or terminate the Plan at any time, subject to the provisions of ERISA. Upon the Plan’s termination, all amounts credited to participants would become fully vested, and assets of the Plan would be distributed to participants based on amounts previously credited to their respective accounts.

2. Significant Accounting Policies
Basis of Accounting - The accounting records of the Plan are maintained on the accrual basis.
Investment Valuation and Income Recognition - Investments held by the Plan are stated at fair value with the exception of fully benefit-responsive investment contracts. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). For the portion of the net assets available for benefits attributable to fully benefit-responsive investment contracts, contract value is the relevant measure because it is the amount participants normally would receive if they were to initiate permitted transactions under the terms of the Plan. See Note 3 - Fair Value Measurements for further discussion of investment valuation.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the period or year.
Payment of Benefits - Benefit payments to participants are recorded upon distribution. There were no distributions payable to participants as of December 31, 2025 or December 31, 2024.
Notes Receivable from Participants - Promissory notes receivable from participants are valued at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2025 or December 31, 2024.

Administrative Expenses - All costs and expenses of administering the Plan are paid by the Plan or the Employer.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States (US GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Rounding - Certain amounts in the financial statements and associated notes may not foot due to rounding. All percentages have been calculated using unrounded amounts.
Risks and Uncertainties - The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities could occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

3. Fair Value Measurements
Accounting guidance establishes a framework for measuring fair value. That framework classifies assets and liabilities measured at fair value into one of three levels based on the lowest level of input significant to the valuation. The three levels are defined as follows:
•Level 1: Observable inputs based on quoted prices (unadjusted) in active markets for identical assets or liabilities.
•Level 2: Observable inputs, other than those included in Level 1, based on quoted prices for similar assets and liabilities in active markets, or quoted prices for identical assets and liabilities in inactive markets.
•Level 3: Unobservable inputs that reflect an entity’s own assumptions about what inputs a market participant would use in pricing the asset or liability based on the best information available in the circumstances.

The following is a description of the valuation methodologies used for instruments held by the Plan measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.
Non-Pooled Separate Account
The non-pooled separate account consists of common stock of the Company, which is valued at the last reported sales price on the last business day of the period, and a portion of uninvested cash, which is reported at carrying value as maturities are less than three months. This non-pooled separate account is deemed to be a Level 1 investment. Participants are authorized to invest up to 100% of the fair value of their net assets available for benefits in this fund. The Company has implemented a dividend pass through election for its participants.
As directed by Empower Trust Company, LLC, the Plan’s independent fiduciary, the trustee will vote any allocated shares for which it has not received a voting instruction from the participant, as well as any unallocated shares, in the same proportion as those allocated shares for which participants have provided their voting instructions, unless contrary to ERISA. For tender or exchange offers, participants shall have the same rights as for voting, except that any shares for which participants have not provided a tender or exchange direction, will not be tendered or exchanged.

This fund is approximately 5% and 7% of the total investments in the Plan at December 31, 2025 and December 31, 2024, respectively.

Mutual Funds
The fair value of mutual funds are determined by net asset value (NAV) of shares held by the Plan on the last trading day of the Plan year based on quoted market prices and are deemed to be Level 1 investments.

Self-Directed Brokerage Assets
The self-directed brokerage assets consist of common stock and mutual funds, which are valued at the last reported sales price on the last business day of the period/year, and uninvested cash, which is recorded at carrying value as maturities are less than three months. These assets are deemed to be a Level 1 investment.
Separate Trust Accounts - Mutual Funds
The mutual funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The U.S. equities investments include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities investment includes a mix of predominately foreign common stocks and cash.
•The fixed income investment includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, preferred stocks, and cash.

Separate Trust Accounts - Collective Trust Funds
The collective trust funds are held in separate investment accounts, which are valued using the NAV provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, which include a mix of U.S. and international equities, fixed income investments, and cash. There are no restrictions on redemptions and no unfunded commitments.
•The LifePath funds are target retirement date funds and include investments in highly diversified funds designed to remain appropriate for investors in terms of risk through a variety of life circumstances. These funds contain a mix of domestic and foreign equities, fixed income investments, and cash.
•The U.S. equities funds include a mix of predominately U.S. common stocks, bonds, and cash.
•The international equities fund includes a mix of predominately foreign common stocks and cash.
•The fixed income fund includes a mix of domestic and foreign securities, including corporate obligations, government securities, mortgage-backed and other asset-backed securities, domestic and foreign common stocks, and cash.

The investments of the Plan that are measured at fair value on a recurring basis as of December 31, 2025 and December 31, 2024, and their level within the fair value hierarchy, are as follows:

	Fair Value Measurements at December 31, 2025
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$57,724,827	$57,724,827	$—	$—

Mutual funds	99,678,665	99,678,665	—	—

Self-directed brokerage accounts	35,013,339	35,013,339	—	—
Total investments in the fair value hierarchy	192,416,831	$192,416,831	$—	$—

Investments measured at net asset value as a practical expedient:
Separate trust accounts:
Collective trusts	937,499,188
Total separate trust accounts	937,499,188
Total investments at fair value	$1,129,916,019

	Fair Value Measurements at December 31, 2024
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Investments at fair value:
Non-pooled separate account:
Hormel Foods Corporation Stock Fund	$80,334,803	$80,334,803	$—	$—

Mutual funds	84,669,441	84,669,441	—	—

Self-directed brokerage accounts	32,139,395	32,139,395	—	—
Total investments in the fair value hierarchy	197,143,639	$197,143,639	$—	$—

Investments measured at net asset value as a practical expedient:
Separate trust accounts:
Collective trusts	813,748,294
Total separate trust accounts	813,748,294
Total investments at fair value	$1,010,891,933

4. Fully Benefit-Responsive Investment Contract
The General Investment Account is a fully benefit-responsive investment and is reported at contract value in the statements of net assets available for benefits. The statements of changes in net assets available for benefits are also prepared on a contract value basis. Benefit responsiveness is defined as the extent to which a contract’s terms and the Plan permit or require participant-initiated withdrawals at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants if they were to initiate permitted transactions under the terms of the Plan. Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses.
The fully benefit-responsive investment contract with Empower Retirement, LLC (Empower) is a general account evergreen group annuity contract. Empower maintains the contributions in a general account. Specific securities within the general account are not attributed to the investment contract with the Plan. The Plan owns a series of guarantees that are embedded in the insurance contract. The contractual guarantees are backed up by the full faith and credit of Empower, the contract issuer. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Empower is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer and includes such factors as the investment-year method experience of the underlying contract or pool, projected levels of cash flows within the current interest rate environment, and the projected maturity of the underlying investments. Such interest rates are reviewed on a semiannual basis for resetting.

The investment option for the General Investment Account is a Stable Interest Account, provided through a group annuity contract. This contract does not allow the insurance company to terminate the agreement prior to a breach of the contract terms by the investor. The Plan may terminate the contract on the contract anniversary date with 90 days prior notice.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Sponsor or other Sponsor event (e.g., divestitures or spin-offs of a subsidiary) that causes a significant withdrawal from the Plan; or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

5. Income Tax Status
The Plan has received a determination letter from the IRS dated May 24, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the Code, and therefore, believe the Plan, as amended, will retain its tax-qualified status and the related trust will remain tax exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

6. Related Parties
The Plan maintains the following investments that qualify as party-in-interest transactions:
•collective trust funds managed by Empower Trust Company, LLC;
•common stock of Hormel Foods Corporation; and
•General Investment Account of the record keeper, the Empower Retirement, LLC.

These transactions qualify as party-in-interest transactions; however, they are exempt from the prohibited transactions rules under ERISA.

7. Approved Plan Merger
On September 29, 2025, the Company's Board of Directors approved the merger of the Hormel Foods Corporation Joint Earnings Profit Sharing Trust into the Plan. The merger is expected to be completed during the 2026 plan year and will result in the transfer of all of the assets and related participant account balances of the transferring plan to the Plan.
As of December 31, 2025, the Plan had not yet received any assets related to the merger. Accordingly, the accompanying financial statements do not reflect the effects of the approved merger.

Hormel Foods Corporation
Tax Deferred Investment Plan A

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
EIN: 41-0319970    Plan Number: 050

December 31, 2025

Identity of Issuer, Borrower, Lessor, or Similar Party	Number of Shares/Units Held		Current Value

Insurance company general account:
Empower Retirement, LLC*:
General Investment Account, contract value			$127,526,254

Mutual funds
Fidelity Global EX US Index	1,979,570	units	36,938,782
Fidelity Small Cap Index	1,477,564	units	45,701,053
Global Equity Fund LSV Global Value	1,164,122	units	17,038,830
Total mutual funds			99,678,665

Non-pooled separate account:
Empower Trust Company, LLC*:
Hormel Foods Corporation Stock Fund*	1,000,303	units	57,724,827

Separate trust accounts:
Empower Trust Company, LLC*:
BlackRock Equity Index S&P 500	4,346,055	units	228,923,305
BlackRock LifePath Index 2030	2,834,663	units	66,126,127
BlackRock LifePath Index 2035	2,716,680	units	70,400,914
BlackRock LifePath Index 2040	2,709,782	units	77,103,763
BlackRock LifePath Index 2045	2,332,910	units	71,846,642
BlackRock LifePath Index 2050	1,853,279	units	60,286,327
BlackRock LifePath Index 2055	1,859,963	units	61,780,003
BlackRock LifePath Index 2060	1,530,107	units	42,453,536
BlackRock LifePath Index 2065	913,986	units	13,615,399
BlackRock LifePath Index 2070	73,313	units	867,147
BlackRock LifePath Index Retirement	2,859,108	units	53,669,978
BlackRock US Debt Index	1,016,922	units	12,900,387
Global Equity Fund CIT	10,617,824	units	153,349,469
Core Plus Bond Fund	2,351,440	units	24,176,190
Total separate trust accounts			937,499,188

Self-directed brokerage assets
Charles Schwab & Co.			35,013,339

Promissory notes*	Varying maturity dates with interest rates ranging from 4.25% to 10.50%		14,818,853
Total assets (held at end of year)			$1,272,261,126
 *Indicates a party-in-interest to the Plan.

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

HORMEL FOODS CORPORATION TAX DEFERRED INVESTMENT PLAN A

Date:	June 9, 2026	By:	/s/ PAUL R. KUEHNEMAN
PAUL R. KUEHNEMAN Interim CFO and Controller, Hormel Foods Corporation